UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On December 13, 2024, the annual general meeting of shareholders (the “Annual Meeting”) for Captivision Inc. (the “Company”) was convened at 9:00 a.m. Central Time and adjourned to January 7, 2025 at 9:00 a.m. Central Time, to be held at the offices of Paul Hastings LLP, located at 600 Travis Street, Fifty-Eighth Floor, Houston, Texas 77002 and via live audio webcast at the following address https://www.virtualshareholdermeeting.com/CAPT2024.

Only shareholders of record, as of the record date, November 13, 2024, are entitled to vote at the Annual Meeting, either in person or by proxy. Proxies previously submitted in respect of the Annual Meeting will be voted at the adjourned Annual Meeting unless properly revoked, and shareholders who have previously submitted a proxy or otherwise voted need not take any further action.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chief Executive Officer

Date: December 13, 2024